FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

                                                      www.freegoldventures.com

Freegold Drilling Continues to Expand Almaden Deposit Boundaries

•

New holes continue to delineate depth extensions in the central part of the Main Zone.  Hole C-66 intercepts 440 feet grading 0.02 oz/ton gold (including 55 feet grading 0.051 oz/ton) in the open southern portion of the deposit.

•

Drilling to further define the eastern and western limits of the deposit successfully extends mineralization assaying above resource cut-off grade.

•

Current drilling is focused on the area around hole C-63, which recently discovered a new feeder structure and which intercepted the thickest and deepest mineralization to date on the property.  Tests of this hydrothermal breccia zone to depths of up to 800 feet to commence shortly.

April 20, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to provide assay results from an additional 20 holes drilled as part of its 34,000-foot resource expansion drill program currently in-progress at the Company’s 100% controlled Almaden gold project in southwestern Idaho.  The majority of these holes were drilled to further delineate the eastern and western boundaries of the deposit as well as to provide in-fill between wider spaced holes in lower grade areas.  In general these holes extended the limits of the gold mineralization grading above the 0.01 oz/ton level previously used as the external resource cut-off grade.  Two holes within the central part of the deposit continue to confirm depth extensions of resource-grade mineralization and indicate potential for additional deeper mineralization to the south where the deposit remains open.

Core hole C-66 (azimuth 90o, dip –75o), collared in the southern portion of the deposit, continued to identify deeper mineralization within the hanging wall of the main north-south fault in the Main Zone.  Significant intercepts from this hole include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)
C-66	75	515	440	0.020
including	125	285	160	0.033
including	150	205	55	0.051
including	360	395	35	0.023

Hole 673, a vertical RC hole drilled 400 feet north and 150 feet east of hole C-66 intersected mineralization in the footwall of one of the main fault splays off the N-S fault.  This hole extended mineralization 50 feet deeper than the shallower surrounding holes.  Significant intercepts from this hole include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)
673	5	235	230	0.020
including	5	155	150	0.026
including	55	120	65	0.041

A further 18 holes were drilled to better define and/or extend the known eastern and western boundaries of the deposit and to in-fill wider spaced drilling in areas of lower-grade mineralization within the deposit.  These holes have successfully extended the boundaries of the deposit and identified areas containing above cut-off grade mineralization in areas that were previously modeled as waste.  In the event that the depth of the originally designed pit bottom is lowered as a result of the new deeper mineralization being identified in the central portion of the Main Zone, this additional resource material at the edges of the deposit will aid in reducing the waste to ore stripping ratio (calculated as 0.6 to 1 in the 1997 feasibility study).  Additional drilling is still warranted on both the eastern and western edges of the deposit where mineralization above the 0.01 oz/ton external cut-off grade continues to be identified.

The following table provides significant intercepts from these holes.  Except for hole 669 (azimuth 90o, dip –70o) all other holes in the following table are vertical.

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
C-56	0	15	10	0.011	In-fill test of low-grade waste area
C-58	5	145	140	0.017	In-fill comparable to previous drilling in NE Zone
including	5	65	60	0.028
C-59	45	265	220	0.013	Twin of hole 711- identified an additional 40 feet of resource grade material below depth of hole 711
including	135	180	45	0.021
C-60	5	100	95	0.010	Extends the eastern limit of the deposit, and reduces material identified as waste in previous pit designs
C-61	10	160	150	0.011	In-fill of lower grade area between two main fault zones
including	10	50	40	0.022
C-62	175	300	125	0.016	In-fill comparable to previous drilling in the area
Including	175	215	40	0.028
C-64	0	30	30	0.014	Testing the western boundary of the deposit
669	5	25	20	0.043	Testing the western boundary of the deposit
	225	260	35	0.015
671	15	60	45	0.011	Testing the eastern boundary of the deposit
675	40	180	140	0.008	Testing the western boundary of the deposit
677	25	145	120	0.016	In-fill of lower grade area – hole exhibits comparable thickness but higher grades than surrounding holes
	200	240	40	0.010
680	25	180	155	0.011	Testing the eastern boundary of the deposit – mineralization above cut-off should help pull pit floor down on eastern side
683	145	215	70	0.010	Testing the western boundary of the deposit
684	35	260	225	0.012	In-fill in west central part of Main Zone – grade consistent with surround holes - extends depth of mineralization 25 feet
Including	110	145	35	0.018
686	5	160	155	0.012	Testing the eastern boundary of the deposit – grades above cut-off will help lower pit floor
including	25	70	45	0.026
687	65	255	190	0.009	In-fill in lower grade NE zone – grade similar to surrounding holes but hole extends depth by 50 feet
688	65	115	45	0.011	In-fill in NE Zone – same depth as surrounding holes with slightly lower grade
689	70	100	30	0.010	Testing the eastern boundary of the deposit
	120	160	40	0.012

Current drilling is aimed at further extending deeper mineralization discovered in hole C-63 (see March 14, 2007 release).  This hole intersected a new fault at a depth of 570 feet, and resource-grade mineralization extended 540 feet in the hanging wall of this fault, with an additional 10 feet grading 0.025 oz/ton located at a depth of 620 feet on the footwall side of the fault.  This is the deepest gold mineralization identified to date, and since this area has extensive thicknesses of hydrothermal breccia and gold mineralization on either side of the fault, current drilling is being conducted to further define the strike and dip of this structure.  Future holes are expected to test the depth and areal extent of the hydrothermal breccia zone to a depth of 800 feet.

Diamond drill core and RC samples are generally analysed on five-foot intervals.  All samples are shipped to ALS Chemex at its Winnemucca, NV laboratory for preparation. Pulps are shipped to ALS Chemex Laboratories in Vancouver, B.C. for analysis.  Gold values are determined using fire assay techniques with AA finish and multi element analysis using ICP-AES with aqua regia digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit, Vinasale).  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the project economics in 2007.  Freegold has also discovered new high-grade veins and bulk tonnage shears in surface trenching at its Golden Summit project outside Fairbanks.  A 10,000-ton bulk sample collected in the fall of 2006 will be processed in the spring of 2007, and a 25,000-foot drill program to further delineate gold mineralization within the current 1,000-foot wide by 3,500-foot long vein swarm commenced in December.  In addition Freegold has recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs, along with metallurgical test-work will be carried out on the property in 2007.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

372000E
374000E
40000N
38000N
C61
C64
C62
C56
C60
C58
C59
689
687
688
686
683
684
680
677
675
673
671
669
C66
3000
3100
3200
3300
3400
3500
3600
3700
3800
LEGEND
NEWLY RELEASED HOLE
PREVIOUSLY RELEASED HOLES
OLD DRILL HOLE
250
0
250
500
750
(feet)

FREEGOLD VENTURES LIMITED

ALMADEN PROJECT

DRILL HOLE LOCATIONS